ATTACHMENT Q.77E  LEGAL PROCEEDINGS

Plaintiff: Robert H. Daniels
Defendant: the Fund and its directors
Court where proceedings were instituted: Circuit Court for Baltimore City, Maryland Date proceedings instituted: June 6, 2005

The complaint, purportedly a class action on behalf of all stockholders, alleges, among other things: that the directors breached their fiduciary duty and the Bylaws in taking the position that the Fund's director qualification Bylaw applies to Mr. Philip Goldstein's purported nominees and that they may not be nominated or elected to serve as Fund directors; that the director qualification and certain other provisions of the Fund's Bylaws are not valid; that even if those provisions are valid, the votes for Mr. Goldstein's purported nominees must count as votes cast, for purposes of determining whether the Board's nominees received a plurality of votes cast; that the Fund and the directors should be required to disclose how votes in favor of Mr. Goldstein's purported nominees will be treated; and that the Fund and the directors do not have authority to disregard votes purportedly cast by persons whose shareholdings violate the Investment Company Act of 1940. The complaint seeks as relief, among other things, a declaration that the qualification Bylaw does not apply to Mr. Goldstein's nominees and/or is invalid.

On July 12, 2005, the Fund and its directors removed the case to the U.S. District Court for the District of Maryland. On August 26, 2005, the defendant filed a motion to dismiss on various grounds, including that (1) the claims asserted are barred by Maryland's statute of limitation s and are moot, (2) the Director Qualification Bylaw and the Directors' judgment in adopting and applying it are presumptively valid, and (3) the Fund is not required to count votes cast for persons ineligible to be elected as Directors. There have been briefs and oral argument but a decision has not been rendered.